UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                            Report of Foreign Issuer
                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                         For the month of November 2006
                    ----------------------------------------
                        Commission File Number: 001-16601


                                 Frontline Ltd.
--------------------------------------------------------------------------------
                 (Translation of registrant's name into English)


       Par-la-Ville Place, 14 Par-la-Ville Road, Hamilton, HM 08, Bermuda
--------------------------------------------------------------------------------
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F

                    Form 20-F [X]             Form 40-F [_]

Indicate by check mark if the registrant is submitting the Form 6-K in paper by Regulations S-T Rule 101(b)(1):__________

Indicate by check mark if the registrant is submitting the Form 6-K in paper by Regulations S-T Rule 101(b)(1):__________

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                           Yes [_]                  No [X]

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Item 1. INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached as Exhibit 1 is a copy of the press release of Frontline Ltd. (the "Company") dated November 28, 2006.

FRONTLINE LTD.



INTERIM REPORT JULY - SEPTEMBER 2006

Highlights

o Frontline reports net income of $98.8 million and earnings per share of $1.32 for the third quarter of 2006.

o Frontline reports nine month results of $381.4 million and earnings per share of $5.10.

o    Frontline announces a cash dividend of $2.50 per share.

Third Quarter and Nine Months Results

The Board of Frontline Ltd. (the "Company" or "Frontline") announces net income of $98.8 million for the third quarter of 2006, equivalent to earnings per share of $1.32. Operating income for the quarter was $184.7 million compared to $144.9 million in the second quarter. This reflects the strengthening of the market in the third quarter. The average daily time charter equivalents ("TCEs") earned in the spot and period market by the Company's VLCCs, Suezmax tankers and Suezmax OBO carriers were $59,800, $40,000 and $30,800 respectively compared with $50,600, $30,600 and $30,100 respectively in the second quarter. The income shows a continued differential in earnings between single and double hull tonnage particularly in the Suezmax segment. It also reflects the drydocking of seven vessels in the quarter creating approximately 311 days in lost income. The operating cost continued at above normal level linked to the fact that the drydocking were expensed in the quarter.

Interest income was $11.0 million in the quarter, of which $6.2 million relates to restricted deposits held by subsidiaries reported in Independent Tankers Corporation ("ITC"). The Company recorded interest expense of $50.2 million in the third quarter of which $15.0 million relates to ITC.

The total for other financial items in the third quarter was a loss of $10.1 million compared to a gain of $3.7 million in the second quarter. Valuation losses of $16.4 million were recorded in interest rate swaps, all of which relates to Ship Finance International Limited ("Ship Finance"), in the third quarter compared to gains of $2.9 million in the second quarter. As at September 30, 2006, the Company had interest rate swaps with a total notional principal of $740.4 million, all of which relates to Ship Finance. The valuation of freight future agreements to market value has resulted in a loss of $2.0 million compared to a loss of $5.2 million in the second quarter.

During the third quarter, the Company sold its entire holding in General Maritime Corporation ("Genmar") for a net gain of $9.8 million.

Frontline announces net income of $381.4 million for the nine months ended September 30, 2006, equivalent to earnings per share of $5.10. The average TCEs earned in the spot and period market by the Company's VLCCs, Suezmax tankers, and Suezmax OBO carriers for the nine month period ended September 30, 2006 were $61,200, $40,100 and $30,900, respectively.

As at September 30, 2006, the Company had total cash and cash equivalents of $715.3 million which includes $31.6 million in Ship Finance and $604.5 million of restricted cash. Restricted cash includes $314.5 million relating to deposits in ITC and $274.4 million in Frontline Shipping Limited and Frontline Shipping II Limited.

The payment of a dividend in excess of the net income result, is mainly compensated by the sale of assets completed in the fourth quarter.

As of November 2006, the Company has cash breakeven rates on a TCE basis for VLCCs and Suezmaxes of $29,966 and $22,600 respectively.

Fleet development

Third of July 2006, the Company took delivery of the vessel Front Beijing, the first of two VLCC newbuildings being built at Nantong Cosco Khi Ship Engineering in China. The delivered cost of this newbuilding was approximately $80 million. In late September 2006, the Company agreed to sell Front Beijing, for gross sale proceeds of $141.5 million. Delivery to the buyers has taken place in the mid of November 2006. This transaction will give a positive result of approximately $59 million, and will generate approximately $58 million in additional liquidity in the fourth quarter.

In July 2006, Frontline agreed to purchase two additional VLCC newbuildings to be delivered in 2010/2011 and two Suezmax newbuildings and entered into options for four more Suezmaxes to be delivered in the period from November 2008 to February 2009. It has since been announced that Frontline has exercised these options and sold two of these contracts to Frontline's affiliated company, Ship Finance. Later Frontline entered into two further options for two more Suezmaxes to be delivered in 2010.

In September 2006, Frontline announced that the Company has exercised an option for a further two VLCC newbuilding contracts at Jiangnan Shipyard in China for delivery 2010/2011 and simultaneously sold the newbuilding contracts to a third party with a profit element of approximately $6.2 million. The gain on sale will be released into the income statement based on milestones in the newbuilding contract, starting in the fourth quarter.

Frontline's total firm newbuilding program now consists of four VLCCs and four Suezmaxes.

In September 2006, the single hull VLCC Front Tobago was sold for gross sale proceeds of $45 million. Delivery to the buyers is expected to take place in December 2006.

In October 2006, the Company took delivery of the vessel Front Shanghai, the second of two VLCC newbuildings being built at Nantong Cosco Khi Ship Engineering in China. The delivered cost of this newbuilding was approximately $81 million which is substantially lower than existing market value.


Other Matters

In August 2006, Frontline announced that it had sold its entire holding of 3,860,000 shares in Genmar for a price of $40 per share.

In August 2006, The Board of Frontline has engaged Mr. Bjorn Sjaastad as the new Chief Executive Officer for Frontline Management AS. Mr. Sjaastad assumed his position in October 2006. In connection with the employment Mr. Sjaastad has been awarded 100,000 options to subscribe for new shares in Frontline at a subscription price of NOK 238.50. The options vest with 1/3 each year over three years, and the option period is set to five years.

On November 27, 2006, the Board declared a dividend of $2.50 per share. The record date for the dividend is December 7, 2006, ex dividend date is December 5, 2006 and the dividend will be paid on or about December 21, 2006.

At September 30, 2006, 74,825,169 ordinary shares were outstanding and the weighted average number of shares outstanding for the quarter and nine months then ended was also 74,825,169.

The Market

The third quarter was seasonally strong. The average rate for VLCCs from the MEG to Japan in the third quarter of 2006 was about WS 120 ($81,000 /day), compared to about WS 84 ($68,000/day) in the third quarter of 2005.

The average rate for Suezmaxes from WAF to USAC in the third quarter of 2006 was about WS 160 ($51,000/day), compared to about WS 115 ($26,500/day) in the third quarter of 2005.

Bunker prices followed the development in the oil market with Fujairah's highest bunker quote for the quarter set mid July at $349/mt. Bunker prices remained high for about three weeks and thereafter decreased to $280/mt at the end of the quarter with an average of $313/mt.

The International Energy Agency (IEA) reported in November an average OPEC Oil production, including Iraq, of 29.98 million barrels per day during the third quarter of the year, a 0.18 million barrels per day or 0.6 percent increase from second quarter. OPEC decided at its extraordinary meeting held in Doha, Qatar on October 19, 2006 "to reduce production by an amount of 1.2 mb/d, from current production of about 27.5 mb/d, to 26.3 mb/d, effective November 1, 2006" as a result of the recent developments in the oil market.

IEA estimates that world oil demand averaged 83.9 million barrels per day in the third quarter, an increase of 0.7 percent from the second quarter of 2006. IEA further predicts that the average demand for 2007 in total will be 85.9 million barrels per day, or a 1.7 percent growth from 2006.

According to Fearnleys, the VLCC fleet totalled 475 vessels at the end of the third quarter of 2006 with eight deliveries and no vessels scrapped during the quarter. The total order book amounted to 165 vessels at the end of the third quarter, up from 155 vessels after the second quarter of 2006. For the remainder of 2006 there are four deliveries expected and there are 31 expected to be delivered in 2007. The current orderbook represents 34.7 percent of the current VLCC fleet. There were 161 single hull VLCC vessels as per October 31, 2006.

The Suezmax fleet totalled 343 vessels at the end of the third quarter, up from 335 vessels after the second quarter of 2006, a 2.7 percent fleet growth over the quarter. No Suezmaxes were scrapped during the quarter whilst eight were delivered. The total order book at the end of the quarter was 99, an increase of 29 from the end of the second quarter. For the remainder of 2006 there are two deliveries expected, whilst 26 vessels are expected to be delivered in 2007. The current orderbook represents 28.9 percent of the Suezmax fleet. There were 71 single hull Suezmax vessels as per October 31, 2006.

Strategy

Frontline currently has four VLCC and four Suezmax newbuildings on order, all favourably priced compared to current newbuilding prices. Frontline also has four Suezmax fixed priced options. The ordering of the tonnage has been done as a combination of a wish to renew the fleet and an opportunistic investment approach with great flexibility. Our orderbook confirms Frontline's position as a leading operator of quality Suezmax and VLCC tonnage.

The sale of Front Beijing, represent no material change in the overall strategy, but should be seen as an opportunistic transaction where the effect on the overall fleet is compensated by the newbuilding program Frontline has recently committed to.

The decision to sell the Genmar shares in the third quarter was made based on an evaluation where increasing the Genmar investment was found less attractive than investing in the Chinese Suezmax newbuilding contracts.

Frontline seeks to find alternative uses for single hull tanker vessels including conversion to FPSO, heavylift or other types of conversion. Frontline is currently converting the Front Puffin to FPSO for a firm two year contract on an oilfield development in Australia. The conversion, which takes place at Keppel shipyard, is expected to be completed in second quarter of 2007. The Company is in the process of converting Front Sunda to a heavylift vessel. This conversion, which takes place at COSCO shipyard, is expected to be completed in the first quarter of 2007. The Company also has options to convert further single hull vessels at COSCO shipyard, which we intend to use.

Frontline has chartered out most of its single hull VLCC and has recently chartered out six of its double hull VLCCs to Shell under a flexible charter rate agreement. Frontline has in the fourth quarter concluded more charter deals for two to three years period.

Frontline is actively monitoring opportunities to seek a higher degree of coverage. This includes physical as well financial charter coverage. The forward market indicates $50,000 per day for a three year VLCC charter. Frontline's eight OBO carriers have good long term physical charter opportunities based on the strength of the drybulk market. A two year charter was recently concluded for Front Striver at a gross T/C rate of $45,000 per day. The charter commences in February 2007.

The value of Frontline's 11.2 % ownership in Ship Finance has increased and is today worth approximately $185.7 million. The stake is no longer defined as a strategic investment and the Board will consider different alternatives in order to maximize the value of the investment to the benefit of Frontline's shareholders.

Outlook

World economic conditions indicate a good momentum for economic growth with a forecasted world GDP growth of 5.1 percent for 2006, which is slightly higher than 2005 world GDP growth of 4.8 percent, along with an optimistic forecast of
4.9 percent for 2007.

IEA projects oil consumption to rise by 1.1 percent in 2006 and 1.7 percent in 2007 (2005: 1.5 percent), and the fleet growth in 2006 will be moderate, estimated to 3.5 percent in the VLCC segment and 7.5 percent in the Suezmax segment (2005: VLCC segment 7.5 percent and Suezmax segment 9.5 percent). The overall orderbook for tankers has now approached 33 percent, and gives some reasons for concern. However, the fact that the orderbook is stretched over five years and that 28 percent of the fleet is non double hull reduce this concern.

The third quarter of 2006 was stronger than expected, but we have so far seen that the fourth quarter will be weaker. Whilst last year we experienced average TCE rates for modern VLCCs in the fourth quarter, according to the Clarkson index of $95,000 per day, the same index show an average of $51,000 per day so far this quarter. However, even though the seasonal upturn that we normally have in the fourth quarter has been delayed this year, we would anticipate the market to strengthen as the winter consumption sets in and the inventory levels comes down. The reduction in oil price which over time should stimulate demand is good for the tanker market.

Frontline has a large fleet, a low cost base, low cash breakeven rates and is thus in a good financial position. The increased Charter coverage reduces the risk in the company and creates a good platform for a continued high return to shareholders.


Forward Looking Statements

This press release contains forward looking statements. These statements are based upon various assumptions, many of which are based, in turn, upon further assumptions, including Frontline management's examination of historical operating trends. Although Frontline believes that these assumptions were reasonable when made, because assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond its control, Frontline cannot give assurance that it will achieve or accomplish these expectations, beliefs or intentions.

Important factors that, in the Company's view, could cause actual results to differ materially from those discussed in this press release include the strength of world economies and currencies, general market conditions including fluctuations in charter hire rates and vessel values, changes in demand in the tanker market as a result of changes in OPEC's petroleum production levels and world wide oil consumption and storage, changes in the Company's operating expenses including bunker prices, dry-docking and insurance costs, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, and other important factors described from time to time in the reports filed by the Company with the United States Securities and Exchange Commission.

November 27, 2006
The Board of Directors
Frontline Ltd.
Hamilton, Bermuda

Questions should be directed to:

           Contact: Tor Olav Troim: Director, Frontline Ltd.
           +44 7734 976 575

           Bjorn Sjaastad: Chief Executive Officer, Frontline Management AS +47 23 11 40 99

           Inger M. Klemp: Chief Financial Officer, Frontline Management AS +47 23 11 40 76


                                               FRONTLINE GROUP THIRD QUARTER REPORT (UNAUDITED)

--------------- ------------ --------------------------------------------------------- --------------- -------------- -------------
       2005        2006          INCOME STATEMENT                                           2006           2005           2005
     Jul-Sep      Jul-Sep        (in thousands of $)                                      Jan-Sep         Jan-Sep       Jan-Dec
                                                                                                                       (audited)
--------------- ------------ --------------------------------------------------------- --------------- -------------- -------------
       291,546      404,694      Total operating revenues                                   1,231,398      1,083,465     1,513,833
        32,429            -      Gain (loss) from sale of assets                               21,856         77,977        76,081
        83,724      100,883      Voyage expenses and commission                               309,408        240,575       337,221
        38,514       53,998      Ship operating expenses                                      151,827        115,484       148,702
         3,911        6,263      Charterhire expenses                                          18,655          6,387        11,711
         5,931        8,036      Administrative expenses                                       19,955         14,969        21,181
        49,754       50,835      Depreciation                                                 153,313        148,162       198,359
       181,834      220,015      Total operating expenses                                     653,158        525,577       717,174
       142,141      184,679      Operating income                                             600,096        635,865       872,740
        10,883       10,983      Interest income                                               34,049         29,843        41,040
       (50,294)     (50,165)     Interest expense                                            (156,156)      (162,182)     (215,994)
           628        2,646      Share of results from associated companies                     1,988          3,845         3,691
        17,269      (10,137)     Other financial items                                          8,608         40,408        47,189
         2,938        1,500      Foreign currency exchange gain (loss)                            762         14,334        18,830
       123,565      139,506      Income before taxes and minority interest                    489,347        562,113       767,496
       (54,922)     (40,715)     Minority Interest                                           (107,827)       (99,626)     (169,459)
            (2)           2      Taxes                                                           (121)            82            17
         5,156            -      Discontinued operations                                            -         10,491         8,785
        73,797       98,793      Net income                                                   381,399        473,060       606,839

                                 Basic Earnings Per Share Amounts ($)
                                 EPS from continuing operations before cumulative
         $0.92        $1.32      effect of change in accounting principle                       $5.10          $6.18         $7.99
         $0.99        $1.32      EPS                                                            $5.10          $6.32         $8.11
--------------- ------------ --------------------------------------------------------- --------------- -------------- -------------

--------------- ------------ --------------------------------------------------------- --------------- -------------- -------------
                                 Income on timecharter basis ($ per day per ship)*
        37,100       59,800      VLCC                                                          61,200         54,300        57,400
        26,200       40,000      Suezmax                                                       40,100         39,200        40,300
        34,700       30,800      Suezmax OBO                                                   30,900         35,600        34,900
--------------- ------------ --------------------------------------------------------- --------------- -------------- -------------

                             * Basis = Calendar days minus off-hire. Figures after  deduction of broker commission



BALANCE SHEET
(in thousands of $)
                                                                                            2006           2005           2005
                                                                                           Sep 30         Sep 30         Dec 31
                                                                                                                       (audited)
-------------------------------------------------------------------------------------- --------------- -------------- -------------
ASSETS

Short term
Cash and cash equivalents                                                                     110,819        191,295       100,533
Restricted cash                                                                               604,446        602,957       636,790
Other current assets                                                                          257,767        216,463       398,148

Long term
Newbuildings and vessel purchase options                                                       84,208         15,861        15,927
Vessels and equipment, net                                                                  2,591,832      2,507,473     2,584,847
Vessels under capital lease, net                                                              637,970        684,204       672,608
Investment in finance lease                                                                    78,485        101,533        96,057
Investment in associated companies                                                             63,242         21,354        10,169
Deferred charges and other long-term assets                                                    48,505         49,612        52,760
Total assets                                                                                4,477,274      4,390,752     4,567,839


LIABILITIES AND STOCKHOLDERS' EQUITY

Short term
Short term debt and current portion of long term debt                                         273,311        172,153       240,191
Current portion of obligations under capital lease                                             27,891         24,378        25,142
Other current liabilities                                                                     126,399        158,541       187,645

Long term
Long term debt                                                                              2,093,113      2,234,168     2,199,538
Obligations under capital lease                                                               685,359        712,814       706,279
Other long term liabilities                                                                    33,632         22,755        23,128
Minority interest                                                                             508,083        455,870       470,750
Stockholders' equity                                                                          729,486        610,073       715,166
Total liabilities and stockholders' equity                                                  4,477,274      4,390,752     4,567,839
-------------------------------------------------------------------------------------- --------------- -------------- -------------


------------ ------------- --------------------------------------------------------- -------------- --------------- ---------------
  2005           2006         STATEMENT OF CASHFLOWS                                     2006            2005            2005
Jul-Sep        Jul-Sep         (in thousands of $)                                      Jan-Sep        Jan-Sep         Jan-Dec
                                                                                                                      (audited)
------------ ------------- --------------------------------------------------------- -------------- --------------- ---------------
                              OPERATING ACTIVITIES
     73,797        98,793     Net income (loss)                                            381,399         473,060         606,839
                              Adjustments to reconcile net income to net cash
                              provided by operating activities
     51,731        51,892     Depreciation and amortisation                                155,893         164,840         215,836
       (298)          354     Unrealised foreign currency exchange (gain) loss                (379)         (5,261)         (2,222)
    (37,963)       (9,784)    Gain or loss on sale of assets                               (31,640)       (111,533)       (109,657)
       (628)       (2,647)    Results from associated companies                             (1,988)         (3,845)         (3,692)
     (5,620)       17,322     Adjustment of financial derivatives to market value           10,875         (8,148)        (12,335)
     55,722        37,560     Other, net                                                   103,555         106,633         166,173
     35,596       (38,650)    Change in operating assets and liabilities                    10,839         203,620         118,832
    172,337       154,840     Net cash provided by operating activities                    628,554         819,366         979,774


                              INVESTING ACTIVITIES
     19,235        20,621     Maturity (placement) of restricted cash                       32,345        (10,350)         (44,183)
     (1,874)            -     Acquisition of minority interest                              (7,212)         (5,874)        (33,083)
    (37,165)     (104,039)    Additions to newbuildings, vessels and equipment            (257,998)       (525,590)       (558,163)
          -        (5,093)    Advances to associated companies, net                        (51,061)         (2,679)         (2,612)
          -             -     Dividends from associated companies                                -               -          20,911
          -             -     Receipt from investment in finance lease and loans             6,322          14,471          20,540
                              receivable
          -                   Purchase of other assets                                     (71,067)        (98,826)       (168,038)
                  154,400     Proceeds from sale of other assets                           154,409         152,752         152,752
    100,632             -     Proceeds from sale of assets                                 102,029         250,352         250,339

     50,571             -     Proceeds from sale of newbuilding contracts                        -          16,800          16,800

    131,399        65,889     Net cash provided by (used in) investing activities          (92,233)       (208,944)       (344,737)


                              FINANCING ACTIVITIES
    163,986        78,163     Proceeds from long-term debt, net of fees paid               193,933       1,584,599       1,653,098
   (231,307)     (149,657)    Repayments of long-term debt                                (268,665)     (1,326,384)     (1,361,500)
     (5,958)       (6,500)    Repayment of capital leases                                  (18,170)        (16,458)        (22,230)
   (181,170)     (145,856)    Dividends paid                                              (433,133)       (766,586)       (909,574)
   (254,449)     (223,850)    Net cash used in financing activities                       (526,035)       (524,829)       (640,206)

     49,287        (3,121)    Net increase (decrease) in cash and cash equivalents          10,286          85,593         (5,169)
    142,008       113,940     Cash and cash equivalents at start of period                 100,533         105,702         105,702
    191,295       110,819     Cash and cash equivalents at end of period                   110,819         191,295         100,533
------------ ------------- --------------------------------------------------------- -------------- --------------- ---------------


                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.


                                                   Frontline Ltd.
                                                ---------------------
                                                    (Registrant)




Date November 28, 2006                          By /s/ Inger M. Klemp
                                                   -------------------
                                                       Inger M Klemp
                                                   Principal Financial Officer




SK 02089 0009 726220